

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 18, 2008

via U.S. mail and facsimile

George T. Stapleton, II
President and CEO
Megawest Energy Corp.
Suite 800
926-5th Avenue, SW
Calgary, Alberta, Canada T2P 0N7

  Re: **Megawest Energy Corp.**
    Amendment No. 2 to Form F-1
    File No. 333-145870
    Filed December 31, 2007

    Form 20-F, as amended
    Filed August 10, 2007
    File No. 0-49760

Dear Mr. Stapleton:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1.   We note your response to our prior comment 2 and reissue it. Because the investor has not yet purchased the units underlying the unit rights or the broker's warrants, it does not have market risk for the stock underlying either security.   As a result, you cannot register for resale the common stock underlying these securities at this time.

2.   We note that you have included your results of operations for the period ended October 31, 2007. Please ensure that you have made corresponding changes throughout the Form F-1, as appropriate. We note for example that the information in paragraphs numbered 3 and 4 in the Related Party Transactions section on page 47 has not been updated through October 31, 2007.

Prospectus Summary

Our Business, page 7

3.   We note your response to our prior comment 2. Make clear whether any further shareholder action would be required to be organized under Alberta law. Also disclose how long their approval remains valid for this purpose. We may have additional comments.

Liquidity and Capital Resources, page 32

Investing Activities, page 32

4.   Please expand your discussion of cash used in investing activities to more fully describe the payments made for capital expenditures incurred on your oil and gas projects and corporate capital costs.

Memorandum and Articles of Association, page 75

5.   We note your response to our prior comment 11. Since you do not intend to continue under Alberta law for the foreseeable future, and to aid an investor's understanding, please revise your disclosure so that your discussion of the proposed bylaws is under a separate caption.

Differences between British Columbia and Alberta Business Corporations Acts, page 77

6.   Add an explanation at the beginning of this section that you do not intend to continue under Alberta law for the foreseeable future.

Interim Consolidated Financial Statements, page 94

Consolidated Balance Sheets, page 95

7.   Please clarify that the balance sheet as of April 30, 2007 is audited.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at 202-551-3688 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, petroleum engineer, at 202-551-3704, if you have questions regarding engineering disclosure issues. Please contact Donna Levy at 202-551-3292, or in her absence, Timothy Levenberg, Special Counsel, 202-551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Jonathan C. Lotz, Esq. (via facsimile 604-687-6314)
     T. Levenberg
     D. Levy
     R. Milne
     R. Winfrey